*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by
XenoPort, Inc.
In Connection with the Annual Report on
Form 10-K for the Fiscal Year Ended
December 31, 2008
(File No. 000-51329)

October 8, 2009

VIA EDGAR (CORRESP) AND FEDERAL EXPRESS

Laura Crotty

Jeffrey P. Riedler

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720, 100 F Street, N.E.

Washington D.C., 20549

Re:	XenoPort, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 26, 2009

File No. 000-51329

Dear Ms. Crotty and Mr. Riedler:

XenoPort, Inc. (“XenoPort” or the “Company”) is pleased to respond to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated September 24, 2009, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “Form 10-K”) filed on February 26, 2009, and which incorporates by reference the Company’s definitive proxy statement on Schedule 14A, filed on April 9, 2009 (the “2009 Proxy Statement”). The following information is provided in response to the Staff’s comments, which comments are included below in italics. Please note that the heading and number of the response set forth below corresponds to the heading and number of the comment contained in the Staff’s letter.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

October 8, 2009

Schedule 14A filed April 9, 2009

Compensation Discussion and Analysis, page 22

1. Your Compensation Discussion and Analysis does not disclose the individual or corporate objectives used to determine your named executive officers’ base salary increases, bonus awards and long-term incentive compensation. Please provide us with draft disclosure to be included in your 2010 proxy statement which describes both the corporate and individual performance objectives applicable to each named executive officer and how the level of achievement of each objective will affect the actual compensation awarded. To the extent the objectives are quantified, for example minimum, target or maximum thresholds, the discussion in your proxy statement should also be quantified. Also, please confirm that your next proxy statement will discuss the actual level of achievement of each objective.

In response to the Staff’s comment, the Company has prepared the following draft disclosure for its proxy statement for the 2010 Annual Meeting of Stockholders, which the Company anticipates filing with the SEC in April 2010 (the “2010 Proxy Statement”). Per the Staff’s request, the proposed draft disclosure describes both the corporate and individual performance objectives applicable to each named executive officer and how the level of achievement of each objective is expected to affect the actual compensation awarded. Please note that consistent with the Company’s past practices and the established performance review cycles as set forth in the Company’s Corporate Bonus Plan, the Company’s 2009 performance review process will not begin until December 2009, and the Company’s 2010 corporate and individual performance goal-setting process will occur in the first quarter of 2010. Thus, please note that this draft disclosure was prepared on the basis of a number of assumptions, including, without limitation: that the Company’s named executive officers for the 2010 Proxy Statement will be the same named executive officers included in the 2009 Proxy Statement; that none of the foregoing will terminate employment prior to the payment of any bonus; that there will be no changes or modifications to the Company’s corporate objectives for purposes of the Company’s Corporate Bonus Plan during the remainder of 2009; and that the Company will achieve at least 70% of the Company’s weighted corporate objectives to meet the minimum threshold trigger under the Corporate Bonus Plan in order for any bonus award payouts to occur for 2009 performance. Further, the Company’s Board of Directors or Compensation Committee could determine to take action or award bonuses on the basis of criteria or methodology not discussed below, in which case the actual disclosure for the Company’s 2010 Proxy Statement may differ. As a result, the following draft disclosure is provided solely to provide the Staff with draft disclosure that more specifically describes the corporate and individual performance objectives used to determine bonus awards, which such specificity the Company confirms to the Staff will be reflected in the actual disclosure for the Company’s 2010 Proxy Statement. Finally, the Company confirms to the Staff that the 2010 Proxy Statement will discuss the extent to which the indicated goals were achieved, the relative weight assigned to each objective by the Board of Directors and the Compensation Committee, and how the extent of achievement was used to determine bonus awards, if any.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

October 8, 2009

The requested draft disclosure for the 2010 Proxy Statement that would be added to the section entitled “Executive Compensation Program – Corporate Bonus Plan” is as follows:

[ . . . * . . . ]

The actual 2010 Proxy Statement would then discuss the extent to which the 2009 individual performance goals were achieved and how the extent of the achievement was used to determine bonus awards for each named executive officer for the 2009 performance period under the section entitled “Compensation Actions for XenoPort’s Named Executive Officers for 2009 and 2010.” For example, the Company would disclose the compensation committee’s determination of the performance score for each executive officer with respect to their respective individual weighted performance objectives, the resulting awarded bonus (if any) and the resulting performance against target:

“Dr. Barrett had a 2009 target bonus of 75% of base salary, and he earned a bonus of $[        ], representing a payout of [    ]% of target. The payout was based on an evaluation of Dr. Barrett’s overall leadership and management and was weighted heavily on corporate performance against objectives and the company’s achievements during the year and the compensation committee’s determination that the corporate weighted performance objectives under the annual cash bonus award program had been met at a level of [    ]%. The compensation committee further determined that Dr. Barrett had performed at a level of [    ]% of target with respect to his individual weighted performance objectives, including Dr. Barrett’s key role in [                            ].” [Note: this discussion will then detail the officer’s level of achievement of the relevant individual goals in the footnotes to the table added to the CD&A.]

In future filings, the Company will continue to disclose how individual performance is taken into account in structuring and implementing specific forms of compensation. The Company will also explain that for its named executive officers, individual performance is often tied to the performance of the business unit that he or she manages, and in the case of the Chief Executive Officer, is tied to the performance of the entire company. In addition, the Company will disclose other criteria used in individual evaluations, such as strategic decision-making capabilities, strategic agility and ability to grow and mentor management teams.

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

*FOIA CONFIDENTIAL TREATMENT REQUEST*

Confidential Treatment Requested by XenoPort, Inc.

In Connection with the Annual Report on Form 10-K

for the Fiscal Year Ended December 31, 2008

(File No. 000-51329)

Laura Crotty, Esq.

October 8, 2009

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at 408.616.7251 or Gianna M. Bosko, Vice President, General Counsel & Secretary at 408.616.7294.

Respectfully yours,

/s/ WILLIAM G. HARRIS
William G. Harris
Senior Vice President of Finance and
Chief Financial Officer

cc:	Gianna M. Bosko, Vice President, General Counsel & Secretary

Suzanne Sawochka Hooper, Cooley Godward Kronish LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83